Exhibit 99.64

For Immediate Release:

HudBay Reports Third Quarter Results

For a full explanation of results, the unaudited interim Consolidated Financial Statements, Management Discussion & Analysis, and mine statistics, please visit the Company’s website, www.hudbayminerals.com.

HIGHLIGHTS

•	Operating cash flow[1] of $54.5 million;

•	Revenues of $247.4 million;

•	NI 43-101 mineral resource estimate for Lalor deposit released; and

•	Skye Resources[2] acquisition completed.

Toronto, Ontario, November 4, 2008 – HudBay Minerals Inc. (TSX: HBM) (“HudBay” or “the Company”) today released its unaudited third quarter 2008 results. Net earnings in the third quarter were $2.8 million compared with $66.5 million in the third quarter of 2007. The lower earnings primarily reflect a lower average realized price for zinc and $27.2 million in asset impairment losses related to closure of the Company’s Balmat mine. Operationally, HudBay had another strong quarter, delivering $54.5 million in operating cash flow1, completing a National Instrument 43-101 compliant mineral resource estimate for its Lalor deposit, and closing the Skye Resources acquisition.

“Our third quarter 2008 results demonstrate that we continue to execute on our production, exploration and strategic objectives,” said Allen J. Palmiere, HudBay’s chief executive officer. “However, these results also reflect changing market conditions, as well as some of the difficult decisions we have made to respond to these conditions. While the current economic and metals pricing environment will pose challenges for all mining industry participants, HudBay is uniquely positioned to weather this storm through our operational, management and financial strength. We intend to utilize these strengths to respond to challenges that are likely to be presented in this environment and emerge in the eventual recovery stronger than before.”

FINANCIAL HIGHLIGHTS

($000s except per share amounts)	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
	2008	2007	2008	2007
Revenue	247,441	319,805	803,113	1,027,245
Earnings before tax	33,898	94,266	145,037	333,734
Net earnings	2,780	66,465	57,534	198,680
EBITDA [3]	88,633	118,414	245,949	411,052
Operating cash flow [1]	54,484	113,921	195,856	394,081
Basic EPS [4]	0.02	0.52	0.44	1.57
Cash, cash equivalents and short-term investments	844,384	702,883	844,384	702,883
Total assets	1,912,731	1,502,107	1,912,731	1,502,107

[1]	Operating cash flow before changes in non-cash working capital.
[2]	Skye Resources changed its name to HMI Nickel Inc. on October 6, 2008, and is listed on SEDAR as HMI Nickel Inc.
[3]

EBITDA represents earnings before interest, taxes, depreciation and amortization, (loss) gain on derivative instruments, exploration, interest and other income, asset impairment losses and share of losses of equity investee.

[4]	Earnings per share at September 30.

FENIX PROJECT UPDATE

HudBay has chosen to delay construction of the Fenix nickel project in Guatemala in light of the significant deterioration in metals prices and recent global economic uncertainty. The Company remains convinced that Fenix is an outstanding asset, and is committed to developing the project once market conditions warrant. In the meantime, HudBay will continue to advance key components of Fenix. This includes upgrading the road from Rio Dulce to El Estor and maintaining health care and educational initiatives in the local community. The Company will also use this opportunity to further develop its power strategy to ensure the long-term cost competitiveness of Fenix once the Company brings it into production.

EXPLORATION UPDATE

HudBay is advancing one of the most aggressive exploration programs in Canada and plans to spend approximately $43 million on exploration in 2008, which follows the Company’s $41 million expenditure in 2007. Total exploration spending was $13.0 million in the quarter and $34.5 million during the first nine months of 2008. Exploration activities in the first nine months of the year focused primarily on HudBay’s exploration territories in the prolific Flin Flon Greenstone Belt, including the Company’s Lalor zinc discovery. Capitalized exploration on the Lalor property was $4.3 million in the quarter.

FINANCIAL AND OPERATING RESULTS

Net Earnings

For the third quarter, net earnings were $2.8 million, reflecting a $63.7 million decrease from the third quarter of 2007. Significant variances affecting net earnings for the quarter were:

•	Lower revenues decreased earnings before tax by $72.4 million;

•	Lower operating costs increased earnings before tax by $34.0 million;

•

Decreases in other expenses increased earnings before tax by $11.6 million, largely due to foreign exchange gains and losses, which improved by $10.9 million as a result of Canadian dollar depreciation during the quarter;

•	Asset impairment losses related to closure of the Company’s Balmat mine decreased earnings before tax by $27.2 million;

•

As a result of equity accounting arising from HudBay’s pre-acquisition ownership, the Company’s share of losses incurred by Skye Resources during the period prior to acquisition decreased earnings before tax by $3.9 million;

•	Other items decreased earnings before tax by $2.4 million, largely due to increased losses on derivative instruments; and

•

Higher tax expenses reduced net earnings by $3.4 million despite lower earnings before tax. Income tax expenses in the third quarter of 2008 reflect an unusually high effective tax rate, largely related to losses recorded at the Company’s Balmat operation, the tax benefit of which was not recorded for accounting purposes. Current tax expense in the third quarter of 2007 benefited from the utilization of previously unrecognized income tax losses and mining investment tax credits; this also contributed to higher tax expense variance in the third quarter of 2008.

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News Release: HudBay Reports Third Quarter Results

Year-to-date 2008 net earnings of $57.5 million reflected a $141.2 million decrease from year-to-date 2007. Significant variances were:

•	Lower revenues decreased earnings before tax by $224.1 million;

•	Lower operating costs increased earnings before tax by $40.6 million;

•

Decreases in other expenses increased earnings before tax by $19.5 million, largely due to foreign exchange gains and losses, which improved by $27.6 million, offset in part by increases in general and administrative costs due mainly to executive retirement and severance costs of $6.0 million;

•	Asset impairment losses related to closure of the Company’s Balmat mine decreased earnings before tax by $27.2 million;

•

As a result of equity accounting arising from HudBay’s pre-acquisition ownership, the Company’s share of losses incurred by Skye Resources during the period prior to acquisition decreased earnings before tax by $3.9 million;

•	Other items increased earnings before tax by $6.4 million, largely due to decreases in exploration expenses of $6.9 million following the decision to capitalize Lalor exploration costs; and

•	Lower tax expenses increased net earnings by $47.5 million and resulted mainly from lower year-to-date earnings before tax in 2008 but were also affected by other items, as described above.

Production

HudBay’s production in the third quarter of 2008 remains on track to meet the Company’s expectations for its overall 2008 production targets. Despite a 6% increase in zinc metal produced at Hudson Bay Mining and Smelting, total zinc production decreased by 5% compared to the third quarter of 2007 due to the Balmat operation being put on care and maintenance. Non-recycled copper production was lower by 14% due to HudBay’s previously announced reduction of purchased copper concentrates treated in 2008, which is necessary to meet the Government of Canada’s 2008 air release limit targets for sulphur dioxide. Gold production increased by 10% as higher amounts of domestic copper were treated and silver production increased by 73%, primarily from a specific purchased concentrate source.

For the quarter, HudBay’s cash cost of zinc sold, net of by-product credits from copper, precious metals, zinc oxide and other associated revenue, was negative US$0.32/lb. (Please refer to “Non-GAAP Performance Measures” on page 35 of HudBay’s third quarter MD&A.)

		Three Months Ended Sept. 30		Nine Months Ended Sept. 30
		2008	2007	2008	2007
Production
Zinc [1]	tonnes	30,998	32,673	99,380	94,886
Copper [2]	tonnes	19,167	22,325	55,823	66,801
Gold [2]	troy oz.	26,920	24,535	78,425	76,365
Silver [2]	troy oz.	630,168	364,994	1,591,689	1,061,040
Metal Sold
Zinc [3]	tonnes	32,647	33,703	100,365	98,681
Copper	tonnes	19,190	21,218	58,749	68,445
Gold	troy oz.	20,632	24,755	70,751	78,167
Silver	troy oz.	364,944	329,318	1,203,144	1,023,714

[1]	Production includes Balmat payable metal in concentrate shipped.
[2]	Production in 2008 excludes recycled spent anode and represents non-recycled anode production only.
[3]	Zinc sales include sales to HudBay’s Zochem facility and the Balmat payable metal in concentrate shipped (including to HBMS).

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News Release: HudBay Reports Third Quarter Results

Revenue

Total revenue for Q3 2008 was $247.4 million, compared to $319.8 million in 2007. Revenues in the third quarter reflect a lower average realized zinc price (US $0.87/lb compared with US $1.56/lb in Q3 2007), and a lower average realized copper price (US $3.38/lb compared with US $3.55/lb in Q3 2007). Higher gold and silver prices and silver volumes sold were partially offset by lower gold volumes sold.

Total year-to-date revenue was $803.1 million, down from $1,027.2 million in 2007. Year-to-date revenues reflect a lower average realized zinc price (US $1.02/lb compared with US $1.66/lb in 2007 YTD), lower copper sales volumes due to recycling of spent anode and reduced purchased concentrate production, and appreciation of the Canadian dollar compared to 2007. Partially offsetting these factors was a higher average realized copper price (US$3.55/lb compared with US$3.28/lb in 2007 YTD), as well as higher average realized gold and silver prices.

Realized Metal Prices 1 and Exchange Rate

		Q3 2008 Average Prices [2]	HudBay Realized Prices [1] Three Months Ended		HudBay Realized Prices [1] Nine Months Ended
			Sep 30 2008	Sep 30 2007	Sep 30 2008	Sep 30 2007
Prices in US$
Zinc	US$/lb.	0.80	0.87	1.56	1.02	1.66
Copper	US$/lb.	3.48	3.38	3.55	3.55	3.28
Gold	US$/troy oz.	870	862	680	883	664
Silver	US$/troy oz.	15.03	13.36	13.04	15.93	13.28
Prices in C$
Zinc	C$/lb.	0.84	0.91	1.63	1.04	1.83
Copper	C$/lb.	3.63	3.51	3.72	3.61	3.62
Gold	C$/troy oz.	906	892	706	897	732
Silver	C$/troy oz.	15.66	13.70	13.52	16.15	14.64
Exchange rate	US$1 to C$	1.04	1.04	1.05	1.02	1.10

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal, excluding metal in concentrates.
[2]	London Metals Exchange (“LME”) average for zinc, copper and gold prices, London Spot US equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.

Operating Expenses

Operating expenses were $154.8 million in Q3 2008 ($188.8 million in Q3 2007) and $530.0 million year-to-date ($570.7 YTD in 2007). The lower expenses in the third quarter reflect lower sales volumes caused mainly by lower volumes of purchased concentrates, decreasing copper prices resulting in gains on provisional pricing adjustments on purchased concentrate, and lower profit sharing expenses. These reductions were partially offset by higher processing costs, higher net profits interest expenses associated with the Callinan agreement, and costs to put the Balmat mine on care and maintenance.

Year to date, lower expenses were due to lower sales volumes related to reduced purchased concentrate volumes, the appreciation of the Canadian dollar, which reduced US dollar denominated operating costs, and lower profit sharing expenses. These were partially offset by higher costs of purchased copper concentrates, higher mining and processing costs, higher net profits interest expenses associated with the Callinan agreement, and costs to put the Balmat mine on care and maintenance.

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News Release: HudBay Reports Third Quarter Results

Tax Expense

Tax expense in Q3 2008 was $31.1 million ($27.8 million in Q3 2007). The effective tax rate was unusually high in Q3 2008, as a result of provisions taken against the future income tax asset associated with the Balmat writedown, as well as non-deductible equity losses in the quarter arising from HudBay’s pre-acquisition investment in Skye Resources. In addition, current tax expense in the third quarter of 2007 benefited from the utilization of previously unrecognized income tax losses and mining investment tax credits.

Year-to-date tax expense was $87.5 million ($135.1 million YTD in 2007). The decrease reflects lower taxable income year-to-date versus 2007, and is partially offset by a higher effective tax rate due to the factors noted above.

CONFERENCE CALL

Allen Palmiere, Chief Executive Officer, together with David Bryson, Vice-President and Chief Financial Officer, will host a conference call to discuss HudBay’s third quarter 2008 results on November 5, 2008. The details are as follows:

Date:	November 5, 2008
Time:	10:00 am (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3425 or 800-594-3615
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	21286286#

WEBSITE LINKS

HudBay Minerals Inc.

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/hbmmdaQ308.pdf

Financial Statements:

http://media3.marketwire.com/docs/hbmifsQ308.pdf

ABOUT HUDBAY MINERALS INC.

HudBay is a leading base metals mining company with assets in North and Central America. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the Company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

QUALIFIED PERSON

The technical data contained in this news release was prepared under the supervision of Kelly Gilmore, B.Sc. P. Geo., chief exploration geologist with HudBay’s subsidiary, Hudson Bay Exploration and Development Company Limited, who is a Qualified Person within the meaning of National Instrument 43-101, with the ability and authority to verify the authenticity and validity of the data.

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News Release: HudBay Reports Third Quarter Results

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information concerning HudBay’s potential plans for Lalor and the Fenix nickel project as well as HudBay’s exploration and development plans, production targets and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, economic factors, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, capital expenditures and requirements for additional capital, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, permitting timelines, labour disputes and the availability of skilled labour, results of exploration and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of HudBay and its subsidiary, HMI Nickel Inc., available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertake no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This press release contains non-GAAP performance measures. Readers are referred to page 35 of HudBay’s MD&A for further disclosure on these matters.

(HBM-F)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

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News Release: HudBay Reports Third Quarter Results